Exhibit 4.43

AMENDED AND RESTATED MANAGEMENT CONSULTING SERVICES AGREEMENT

AMENDED AND RESTATED MANAGEMENT CONSULTING SERVICES AGREEMENT (this “Agreement”) has been entered into in the City of Montreal, Province of Quebec, as of June 8, 2011 (the “Effective Date”)

BY AND BETWEEN:	Birks & Mayors Inc., a company incorporated under the laws of Canada and having its head office at 1240 Phillips Square, Montreal, Quebec, Canada (hereinafter referred to as “Birks & Mayors”)

AND:	Montrovest B.V., a company incorporated under the laws of Netherlands and having its head office at Spoorsingel 11, 2871 TT Schoonhoven, P.O. Box 513, 2870 Schoonhoven, The Netherlands (hereinafter referred to as “Montrovest”)

WHEREAS Birks & Mayors and Montrovest (formerly Iniziativa S.A.) entered into a Management Consulting Services Agreement as of April 1, 2006 (as amended, extended, supplemented and otherwise modified from time to time, the “Existing Management Consulting Services Agreement”) from time to time, pursuant to which Montrovest provided advisory, management and corporate services to Birks & Mayors in accordance with the terms and conditions contained therein;

WHEREAS the parties wish to amend and restate the Existing Management Consulting Services Agreement on terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree that from and after the Effective Date, the Existing Management Consulting Services Agreement is amended and restated in its entirety as follows:

ARTICLE ONE

INTERPRETATION

1.1.	Definitions. For the purposes hereof, the following words and phrases shall have the following meanings, respectively, unless otherwise specified by the context:

(a)	“ Services” shall have the meaning ascribed thereto at Section 2.1;

(b)	“Agreement” shall mean this Amended and Restated Management Consulting Services Agreement and all instruments supplemental hereto or any amendment or confirmation hereof; “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, Subsection or other subdivision;

(c)	“Event of Default” shall have the meaning ascribed thereto at Section 4.2;

(d)	“Parties” shall mean Birks & Mayors and Montrovest and “Party” shall mean any one of them;

(e)	“Revolving Credit Agreement” means the Second Amended and Restated Revolving Credit and Security Agreement dated as of June 8, 2011 (as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time), with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, with the “Lenders” identified therein, the “Agents” identified therein and Bank of America, N.A. and Wells Fargo Bank, National Association, as “Co-Collateral Agents”; and

(f)	“Term Loan Agreement” means the Amended and Restated Term Loan and Security Agreement dated as of June 8, 2011 (as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time), with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, the “Lenders” identified therein, the “Administrative Agent” identified therein and GB Merchant Partners, LLC and Wells Fargo Credit, Inc., as “Co-Collateral Agents”.

1.2	Gender. Any reference in this Agreement to any gender shall include all genders and words used herein importing the singular number only shall include the plural and vice versa.

1.3	Headings. The division of this Agreement into Articles, Sections, Subsections and other subdivisions and the insertion of headings are for convenience or reference only and shall not affect or be utilized in the construction or interpretation hereof.

1.4	Severability. Any Article, Section, Subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from any illegal, invalid or unenforceable Article, Section, Subsection or other subdivision of this Agreement or any other provisions of this Agreement.

1.5	Entire Agreement. This Agreement, together with any documents to be delivered pursuant hereto or thereto, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

1.6	Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether similar or not) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing and duly executed by the Party to be bound thereby.

1.7	Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of Canada applicable therein.

1.8	Language. The parties have required that this Agreement and all documents or notices relating thereto be in the English language. Les parties aux présentes ont demandé que la présente convention soit rédigée en anglais.

1.9	Accounting Principles. Accounting terms not otherwise defined have the meanings ascribed thereto under the U.S. Generally Accepted Accounting Principles (GAAP).

1.10	Currency. Unless otherwise indicated, all dollar amounts in this Agreement are expressed in U.S. Dollars.

1.11	Independent Contractor. Nothing contained in this Agreement shall be construed as creating any relationship between the Parties other than that of independent contractors. Montrovest shall not represent to third parties being authorized or entitled to execute or agree on behalf of Birks & Mayors or bind Birks & Mayors to any agreement or document of any kind whatsoever.

ARTICLE TWO

SERVICES

2.1	Services. Montrovest agrees to provide to Birks & Mayors the services related to the raising of capital for Birks & Mayors and its affiliates and for international expansion projects that Birks & Mayors and its affiliates may pursue, including without limitation expansion into China and such other services relating to the merchandising and/or marketing of Birks & Mayors’ products as Birks & Mayors may request (collectively, the “Services”). The Services will be reviewed between the parties at least sixty (60) days prior to any renewal term. The renewal is subject to the review and approval of Birks & Mayors’ Corporate Governance Committee and Board of Directors.

Montrovest will provide quarterly updates on its Services to Birks & Mayors’ Corporate Governance Committee.

2.2	Representations and Warranties. Montrovest hereby represents and warrants to Birks & Mayors as follows and acknowledges that Birks & Mayors is relying upon such representations and warranties in connection with this Agreement:

(a)	the personnel of Montrovest will have the required skills and capacity to provide the Services in accordance with this Agreement;

(b)	Montrovest knows of no facts or circumstances, which would prevent it from providing personnel to Birks & Mayors hereunder; and

(c)	Montrovest represents that the amounts to be invoiced to Birks & Mayors shall be reasonable in all circumstances, having regard to the nature of the services to be rendered, the qualifications of the person providing such services and generally prevailing market conditions.

2.3	Standard of Performance. The personnel of Montrovest will perform the Services in accordance with this Agreement in a professional and prudent manner, using sound and proven principles and procedures.

2.4	Notification. Each Party shall forthwith notify the other Party of any circumstances or facts that materially and adversely affect or could reasonably be expected to materially and adversely affect such Party’s performance of its obligations hereunder.

ARTICLE THREE

FEES

3.1

Retainer Fee. Birks & Mayors shall, in consideration of Montrovest agreeing to provide the Services to Birks & Mayors and for any out-of-pocket disbursements related to providing the Services, pay to Montrovest a total annual retainer fee of €140,000 (EUROS) (the “Retainer Fee”). Payments to Montrovest will be pro-rated monthly and an amount of €11,666.67 (EUROS) will be paid by Birks & Mayors on the 10th day of the following calendar month.

For purposes of clarity, no other fee will be due to Montrovest by Birks & Mayors or any of its subsidiaries, including without limitation the success fee referred to in the Management Subordination Agreement made as of December 17, 2008 and which was amended and restated as of June 8, 2011.

In the event that the Retainer Fee becomes subject to a value-added tax, Birks & Mayors agrees to consider such issue upon request by Montrovest.

In the event that Birks & Mayors retains the services of third parties to provide certain services, Birks & Mayors agrees to pay the fees and expenses of such party directly.

In the event that Montrovest requests an adjustment to the Retainer Fee in light of the Services provided hereunder, such request will be reviewed and considered by Birks & Mayors on an annual basis and Birks & Mayors will submit such request to its Corporate Governance Committee for consideration.

3.2	Invoices. Montrovest will provide to Birks & Mayors an invoice satisfactory to support the amounts payable pursuant to Sections 3.1.

3.3	Credit Agreements. If a default or an event of default exists under the Revolving Credit Agreement and/or Term Loan Agreement, the fees set forth in Section 3.1 will accrue and Birks & Mayors shall not be obligated to pay such fees until such default has been cured.

ARTICLE FOUR

TERM; REMEDIES

4.1	Term. This Agreement will become effective on the Effective Date and will remain in effect until June 8, 2012. Thereafter, this Agreement will be extended automatically for additional successive terms of 1 year, unless either party gives notice to the other party of its intent not to renew 60 days prior to the end of the term.

The parties understand that the Services hereunder are intended to be provided over a period of multiple years. However, Montrovest understands and acknowledges that the renewal of this Agreement on a yearly basis is subject to the review and approval of the Corporate Governance Committee and Board of Directors of Birks & Mayors.

4.2	Event of Default. An “Event of Default” will mean any of the following:

(a)	The failure by any Party to perform or fulfill any obligation pursuant to the Agreement; and

(b)	The bankruptcy of any Party or the making by such Party of an assignment for the benefit of creditors, or the appointment of a trustee or receiver and manager or liquidator to such Party for all or a substantial part of its property, or the commencement of bankruptcy, reorganization, arrangement, insolvency or similar proceedings by or against such Party under the laws of any jurisdiction, except where such proceedings are defended in good faith by such Party.

4.3	Remedies. If any Event of Default shall have occurred to any Party, then the other Party may immediately terminate this Agreement and exercise the remedies permitted by the law.

4.4	Default Interest. If any Party fails to pay as and when due and payable any amount hereunder which is not in dispute, then such Party shall pay interest on such amount from the due date up to and including the date when such amount and all interest thereon is paid in full at the rate per annum equal to (i) the rate of interest commonly known and referred to as the 3 month Euribor rate as available at www.euribor-rates.eu plus (ii) one percent (1%). Such interest shall he payable on demand.

ARTICLE FIVE

GENERAL

5.1	Notices. Any notice, consent, approval, direction or other instrument required or permitted to be given hereunder shall be in writing and given by delivery or sent by telex, telecopier or similar telecommunication device and addressed:

(a)	in the case of Birks & Mayors to:

Birks & Mayors Inc.

1240 Phillips Square

Montreal, Quebec, Canada H3B 3H4

Fax: (514) 397-2537

Attention: Group Vice President, Legal Affairs

(b)	in the case of Montrovest to:

Montrovest B.V.

Spoorsingel 11

2871 TT Schoonhoven

P.O. Box 513, 2870 AH Schoonhoven

THE NETHERLANDS

Fax: (31) 182-387570

Attention: Managing Director

Any notice, consent, approval, direction or other instrument given as aforesaid shall be deemed to have been effectively given and received, if sent by telex, telecopier or similar telecommunications device on the next business day following such transmission or, if delivered, to have been given and received on the date of such delivery. Any Party may change its address for service by written notice given as aforesaid.

5.2	Transitional Arrangements. This Agreement amends and restates, supersedes and replaces in its entirety the Existing Management Consulting Services Agreement and all amendments, supplements, side letters and arrangements and any other modifications thereof.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

MONTROVEST B.V.

By:	/s/ Antonie De Ruiter
	Name:	Antonie De Ruiter
	Title:	Managing Director

By:	/s/ Carlo Coda-Nunziante
	Name:	Carlo Coda-Nunziante
	Title:	Managing Director

BIRKS & MAYORS INC.

By:	/s/ Michael Rabinovitch
	Name:	Michael Rabinovitch
	Title:	Senior VP and CFO